UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Harvest Natural Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

41754V202
(CUSIP Number)

November 4, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alta Fundamental Advisers LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization. New York, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,096,012 shares
	6	Shared Voting Power 0 shares Refer to Item 4 below.
	7	Sole Dispositive Power 1,096,012 shares
	8	Shared Dispositive Power 0 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,096,012 shares Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 9.93% Refer to Item 4 below.

12	Type of Reporting Person (See Instructions) IA, OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeremy Carton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization. New York, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,096,012 shares
	6	Shared Voting Power 0 shares Refer to Item 4 below.
	7	Sole Dispositive Power 1,096,012 shares
	8	Shared Dispositive Power 0 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,096,012 shares Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 9.93% Refer to Item 4 below.

12	Type of Reporting Person (See Instructions) IN, HC

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gilbert Li

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization. New York, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,096,012 shares
	6	Shared Voting Power 0 shares Refer to Item 4 below.
	7	Sole Dispositive Power 1,096,012 shares
	8	Shared Dispositive Power 0 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,096,012 shares Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 9.93% Refer to Item 4 below.

12	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	Name of Issuer
Harvest Natural Resources, Inc.
(b)	Address of Issuer’s Principal Executive Offices
1177 Enclave Parkway, Suite 300 Houston, TX 77077

Item 2.

(a)	This initial filing of Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i) Alta Fundamental Advisers LLC (“Alta Advisers”) (ii) Jeremy Carton (“Carton”) (iii) Gilbert Li (“Li”)
(b)	Address of Principal Business Office or, if none, Residence

777 Third Avenue, 19th Floor New York, NY 10017
(c)	Citizenship
(i) Alta Advisers: New York, United States of America (ii) Carton: US Citizen (iii) Li: US Citizen
(d)	Title of Class of Securities
Common Stock, $0.01 par value per share
(e)	CUSIP Number
41754V202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of November 4, 2016, Alta Fundamental Advisers LLC beneficially owned 1,096,012 shares of Common Stock, which is 9.93% of the Issuer’s outstanding Common Stock. The percentage herein is calculated based upon the aggregate total of the 11,042,804 shares of Common Stock issued and outstanding as of November 4, 2016, as reported in the Issuer’s Form 10-Q/A filed with the SEC on November 10, 2016.

(a)	Amount Beneficially Owned
Alta Fundamental Advisers LLC – 1,096,012 shares Jeremy Carton – 1,096,012 shares Gilbert Li – 1,096,012 shares
(b)	Percent of Class
Alta Fundamental Advisers LLC – 9.93% Jeremy Carton – 9.93% Gilbert Li – 9.93%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Alta Fundamental Advisers LLC – 1,096,012 shares Jeremy Carton – 1,096,012 shares Gilbert Li – 1,096,012 shares
	(ii)	shared power to vote or to direct the vote
Alta Fundamental Advisers LLC – 0 shares Jeremy Carton – 0 shares Gilbert Li – 0 shares
	(iii)	sole power to dispose or to direct the disposition of
Alta Fundamental Advisers LLC – 1,096,012 shares Jeremy Carton – 1,096,012 shares Gilbert Li – 1,096,012 shares
	(iv)	shared power to dispose or to direct the disposition of
Alta Fundamental Advisers LLC – 0 shares Jeremy Carton – 0 shares Gilbert Li – 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 10, 2017

ALTA FUNDMENTAL ADVISERS LLC

By:	/s/ Michael Ring
Michael Ring
Chief Financial Officer

Jeremy Carton

/s/ Jeremy Carton

Gilbert Li

/s/ Gilbert Li